                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal years ended December 31, 1999 and 1998

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            VENATOR GROUP 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VENATOR GROUP, INC.
                              112 WEST 34TH STREET
                               NEW YORK, NY 10120

                            VENATOR GROUP 401(k) PLAN

                        Financial Statements and Schedule


                                           Index
                                           -----
                                                                                             Page
                                                                                             ----
  Independent Auditors' Report                                                                  1

  Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                                                 2

  Statements of Changes in Net Assets Available for Benefits
     for the years ended December 31, 1999 and 1998                                             3

  Notes to Financial Statements                                                              4-11

  Supplemental Schedule:

     Schedule 1       Line 27(a) - Schedule of Assets Held for Investment
                        Purposes at December 31, 1999                                          12

Signature                                                                                      13

Index of Exhibits                                                                              14

                          INDEPENDENT AUDITORS' REPORT

  Venator Group 401(k) Plan Administrator:

  We have audited the accompanying statements of net assets available for plan benefits of the Venator Group 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on
  Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ KPMG LLP
  New York, New York
  June 28, 2000

                           VENATOR GROUP 401(k) PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                                                           1999
                                                             ----------------------------------------------------------------
                                                                Participant-        Nonparticipant-
                                                                  Directed             Directed
                                                             ------------------   --------------------
                                                                                      Venator Group
                                                                                       Common Stock
                                                                Total Funds                Fund                   Total
                                                             ------------------   --------------------    -------------------
Assets:
     Investments, at fair value                                     $31,741,607             $1,508,819            $33,250,426
     Receivables:
       Employer's contribution                                                -              1,131,809              1,131,809
       Participants' contribution                                             -                      -                      -
                                                             ------------------   --------------------    -------------------
       Total receivables                                                      -              1,131,809              1,131,809
                                                             ------------------   --------------------    -------------------
Total assets                                                         31,741,607              2,640,628             34,382,235
                                                             ------------------   --------------------    -------------------
Liabilities:
       Excess contributions payable to participants                     180,918                      -                180,918
                                                             ------------------   --------------------    -------------------
Net assets available for plan benefits                              $31,560,689             $2,640,628            $34,201,317
                                                             ==================   ====================    ===================

                                                                                        1998
                                                             -----------------------------------------------------------
                                                              Participant-         Nonparticipant-
                                                                Directed              Directed
                                                             ----------------   ------------------
                                                                                   Venator Group,
                                                                                        Inc.
                                                               Total Funds          Common Stock            Total
                                                             ----------------   ------------------    ------------------
Assets:
     Investments, at fair value                                   $24,417,614            $539,736            $24,957,350
     Receivables:
       Employer's contribution                                         21,429           1,144,343              1,165,772
       Participants' contribution                                     294,200                   -                294,200
                                                             ----------------   ------------------    ------------------
       Total receivables                                              315,629           1,144,343              1,459,972
                                                             ----------------   ------------------    ------------------
Total assets                                                       24,733,243           1,684,079             26,417,322
                                                             ----------------   ------------------    ------------------
Liabilities:
       Excess contributions payable to participants                         -                   -                      -
                                                             ----------------   ------------------    ------------------
Net assets available for plan benefits                            $24,733,243          $1,684,079            $26,417,322
                                                             ================   ==================    ==================


                See accompanying notes to financial statements.

                           VENATOR GROUP 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                        1999
                                                                            ------------------------------------------------------
                                                                              Participant-        Nonparticipant-
                                                                                Directed               Directed
                                                                            -----------------   -----------------
                                                                                                      Venator
                                                                                                       Group
                                                                              Total Funds       Common Stock Fund       Total
                                                                            -----------------   -----------------   --------------
Additions:
   Additions to net assets attributed to:
     Investment income:
           Net appreciation in fair value of investments                           $2,199,674            $187,087       $2,386,761
           Dividends                                                                1,299,152                   -        1,299,152
           Interest                                                                    68,856                   -           68,856
      Contributions:
           Participants'                                                            8,839,748                   -        8,839,748
           Employer's                                                                       -           1,131,809        1,131,809
                                                                            -----------------   -----------------   --------------
             Total additions                                                       12,407,430           1,318,896       13,726,326
                                                                            -----------------   -----------------   --------------
Deductions:
  Deductions from net assets attributed to:
     Benefits paid to participants                                                 (5,558,169)           (321,640)      (5,879,809)
     Loan administrative & maintenance fees                                           (21,815)                 -           (21,815)
     Forfeitures                                                                           -              (40,707)         (40,707)
                                                                            -----------------   -----------------   --------------
             Total deductions                                                      (5,579,984)           (362,347)      (5,942,331)
                                                                            -----------------   -----------------   --------------
              Net increase                                                          6,827,446             956,549        7,783,995
 Net assets available for plan benefits:
   Beginning of year                                                               24,733,243           1,684,079       26,417,322
                                                                            -----------------   -----------------   --------------
   End of year                                                                    $31,560,689          $2,640,628      $34,201,317
                                                                            =================   =================   ==============


                                                                                                       1998
                                                                             ------------------------------------------------------
                                                                               Participant-       Nonparticipant-
                                                                                  Directed             Directed
                                                                             --------------      ----------------
                                                                                                     Venator
                                                                                                      Group
                                                                              Total Funds        Common Stock Fund       Total
                                                                             --------------      -----------------  ---------------
Additions:
   Additions to net assets attributed to:
     Investment income:
           Net depreciation in fair value of investments                           $(66,848)          $(1,267,837)     $ (1,334,685)
           Dividends                                                              1,408,957                     -         1,408,957
           Interest                                                                  51,886                     -            51,886
      Contributions:
           Participants'                                                          8,619,149                     -         8,619,149
           Employer's                                                                21,429             1,144,343         1,165,772
      Transfer of net assets from Eastbay 401(k) plan                             1,366,524                     -         1,366,524
                                                                             --------------      ----------------   ---------------
             Total additions (deductions)                                        11,401,097              (123,494)       11,277,603
                                                                             --------------      ----------------   ---------------
Deductions:
  Deductions from net assets attributed to:
     Benefits paid to participants                                               (6,058,030)             (388,910)       (6,446,940)
     Loan administrative & maintenance fees                                         (20,362)                    -           (20,362)
     Forfeitures                                                                          -               (45,304)          (45,304)
                                                                             --------------      ----------------   ---------------
             Total deductions                                                    (6,078,392)             (434,214)       (6,512,606)
                                                                             --------------      ----------------   ---------------
              Net increase (decrease)                                             5,322,705             (557,708)         4,764,997
 Net assets available for plan benefits:
   Beginning of year                                                             19,410,538             2,241,787        21,652,325
                                                                             --------------      ----------------   ---------------
   End of year                                                                  $24,733,243            $1,684,079       $26,417,322
                                                                             ==============      ================   ===============

                See accompanying notes to financial statements.

                            VENATOR GROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


  (1)  DESCRIPTION OF PLAN

       The following description of the Venator Group 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)     GENERAL

               The Plan is a defined contribution plan generally covering all U.S. employees of Venator Group, Inc. (the "Company") and its affiliates that adopt the Plan. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours and who have enrolled in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996 and the accounts of participants in the San Francisco Music Box Co. 401(k) Profit Sharing Plan and Trust (the "SFMB 401(k) Plan") were transferred into the Plan at that date. The San Francisco Music Box Company is a subsidiary of the Company. The benefits of participants in the SFMB 401(k) Plan who have not performed service on or after January 1, 1996 are governed by the provisions of the SFMB 401(k) Plan in effect as of the day such participants incurred a termination of employment.

               Effective January 1, 1998, the Plan was amended to provide for the merger of the Eastbay Tax Relief Investment Plan ("Eastbay Plan") into the Plan. Eastbay, Inc. is a subsidiary of the Company. The accounts of participants in the Eastbay Plan that were transferred to the Plan totaled $1,366,524 of net assets, which included $284,112 in the New England Guaranteed Fund ("New England Fund"). The New England Fund is in the general account of and is included in the general assets of the New England Mutual Life Insurance Company ("New England") and earns a guaranteed rate of interest. Under the agreement between Eastbay and New England, these monies cannot be transferred to other funds within the Plan until the contracts expire. The contracts are for a term of seven years and expire annually until 2004. As the contracts expire, the monies are rolled over into an equivalent fixed income fund, which is currently the Stable Value Fund and the participants can then reallocate the funds at their discretion. The New England Fund is not available for additional investments. The benefits of Eastbay participants who have not performed service on or after January 1, 1998 shall be governed by the provisions of the Eastbay Plan in effect as of the day such participants incurred a termination of employment.

                            VENATOR GROUP 401(k) PLAN

  (1), CONTINUED

       (a),CONTINUED

               Effective January 1, 1998, the Plan was further amended to (i) reflect changes required pursuant to the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Uniformed Services and Reemployment Rights Act of 1994; (ii) provide for automatic revocable enrollment in the Plan at a contribution rate of 2% for participants who meet the eligibility requirements; (iii) improve the Plan's vesting schedule so that a participant would be fully vested in Plan benefits after five years of service; and (iv) add two new funds to the Plan's selection of investment vehicles.

       (b)     CONTRIBUTIONS

               Each year, participants may contribute from 1% to 15% of pretax annual compensation, as defined in the Plan. In accordance with the Tax Reform Act of 1986, the maximum amount a participant can contribute under the Plan was $10,000 for both 1999 and 1998. Participants may also roll over certain amounts representing distributions from other qualified contribution plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of a year of service. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company's option, are made either in shares of the Company's common stock ("Venator Group Shares") or in cash to be invested in Venator Group Shares, to be held in the Venator Group Common Stock Fund. Matching contributions for 1999 and 1998 were made entirely in stock and were recorded at fair market value on the date of the Plan's year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 1999 and 1998. In March 2000, the Company reimbursed certain participants for excess amounts contributed into the Plan during 1999. In 1998, the Company accrued an additional contribution of $21,429 to meet ERISA requirements, which was paid in 1999.

                            VENATOR GROUP 401(k) PLAN

  (1), CONTINUED

       (c)     PARTICIPANT ACCOUNTS

               Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and, (b) Plan net earnings. Allocations are based on participant's salary deferral or account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

       (d)     ELIGIBILITY AND VESTING

               An employee is eligible to participate in the Plan upon completion of one year of service and the attainment of age twenty-one. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's regular and discretionary matching contributions and earnings thereon is over a one to five-year period and a participant will be 100% vested upon five years of credited service. Former participants of the Eastbay Plan with three or more years of service on January 1, 1998, will retain the Eastbay Plan's vesting schedule for existing and future Company matching contributions. The Eastbay Plan's vesting schedule is over a four-year period and a participant will be 50% vested after the third year and 100% vested after the fourth year.

       (e)     INVESTMENT OPTIONS

               Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of seven investment options.

                  Scudder Stable Value Fund - Funds are invested in a collective investment trust with a portfolio of guaranteed investment contracts, bank investment contracts, synthetic contracts, private placements and cash equivalents including traditional money market instruments. This fund is designed to have minimal fluctuation in principal value.

                            VENATOR GROUP 401(k) PLAN

  (1), CONTINUED

       (e),CONTINUED

                  Scudder Growth and Income Fund - Funds are invested in a mutual fund with a diversified stock portfolio investing primarily in common stocks, preferred stocks, and securities convertible into common stock. The fund allocates its investments among different industries and companies and adjusts its portfolio securities for investment considerations and not for trading purposes.

                  Scudder Stock Index Fund - Funds are invested in a bank-maintained collective investment trust. The fund's objective is to match the total return of the Standard & Poor's 500 Stock Index.

                  Scudder Global Fund - Funds are invested in a mutual fund with a diversified portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks, and convertible debt securities. The fund invests on a worldwide basis in companies which are incorporated in the U.S. or in foreign countries.

                  Scudder Pathway Balanced Portfolio - Funds are invested in a mix of Scudder stock, bond and stable value mutual funds. The portfolio provides built-in diversification and the growth potential of equity investments mixed with the income potential of fixed-income investments.

                  Scudder Managers Special Equity Fund - Funds are invested primarily in equity securities expected to have superior earnings and growth potential. The fund invests at least 65% of its assets in equity securities of small-to-medium capitalization companies with emphasis placed on those with market capitalizations of under $1 billion.

                  Venator Group Common Stock Fund - Funds are invested in Venator Group Shares. Venator Group Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

               Participants may change their investment options quarterly.

                            VENATOR GROUP 401(k) PLAN

  (1), CONTINUED

       (f)     PARTICIPANT LOANS RECEIVABLE

               Participants may borrow from their fund accounts once each year a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution, as approved by the Retirement Administration Committee of the Company's Board of Directors. Principal and interest is paid ratably through regular payroll deductions.

       (g)     PAYMENT OF BENEFITS

               Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. The investment in the Venator Group Common Stock Fund and vested Company matching contributions are paid in Venator Group Shares.

               Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

       (h)     FORFEITURES

               Forfeitures are allocated as of the last day of the Plan year. Forfeitures shall be used to reimburse the Company for administrative expenses of the Plan (except for certain loan initiation and maintenance fees paid by the participants) and then to reduce future matching contributions.

       (i)     EXPENSES OF ADMINISTERING THE PLAN

               Expenses of administering the Plan are paid by the Company and are not included in the accompanying financial statements, except for certain loan initiation and maintenance fees paid by the participants.

                            VENATOR GROUP 401(k) PLAN

  (2)  SUMMARY OF ACCOUNTING PRINCIPLES

       (a)     BASIS OF ACCOUNTING

               The financial statements of the Plan are prepared under the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results are not expected to differ significantly from those estimates.

       (b)     INVESTMENT VALUATION AND INCOME RECOGNITION

               The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Collective investment contracts and guaranteed investment contracts are valued at contract value, which approximates fair value. The Venator Group Shares are valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (c)     PAYMENT OF BENEFITS

               Benefits are recorded when paid.

       (d)     RECENTLY ISSUED ACCOUNTING STANDARDS

               In August 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 effective for the plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been restated to conform to the 1999 presentation.

                            VENATOR GROUP 401(k) PLAN

  (3)  INVESTMENTS

       The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                           December 31,
                                                                            -----------------------------------------
                                                                                  1999                    1998
                                                                            ---------------        ------------------
             Scudder Stable Value Fund
               3,882,226 and 3,188,235 shares, respectively              $         3,882,226    $            3,188,235
             Scudder Growth and Income Fund
               372,570 and 333,689 shares, respectively                  $         9,943,881    $            8,779,367
             Scudder Stock Index Fund
               209,732 and 186,371 shares, respectively                  $         8,601,125    $            6,323,555
             Scudder Global Fund
               154,652 and 131,490 shares, respectively                  $         4,828,232    $            3,771,136
             Venator Group Common Stock Fund
               390,404 and 186,173 shares, respectively                  $       * 2,732,830    $         ** 1,210,124

       *      215,545 shares, or $1,508,819 nonparticipant-directed
       **     83,036 shares, or $ 539,736 nonparticipant-directed

       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,386,761 in 1999 and depreciated in value by $1,334,685 in 1998 as follows:

                                                                                  1999                    1998
                                                                            ---------------        ------------------
             Mutual funds                                                $        2,139,036    $              990,333
             Common stock                                                           247,725                (2,325,018)
                                                                            ---------------        ------------------
                                                                         $        2,386,761    $           (1,334,685)
                                                                            ===============        ==================


  (4)  PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                            VENATOR GROUP 401(k) PLAN

  (5)  TAX STATUS

       The Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated October 24, 1997. The Company intends to apply for a determination letter from the Internal Revenue Service with respect to the subsequent Plan amendments. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

  (6)  RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Scudder Kemper Investments, Inc. Scudder Trust Company, an affiliate of Scudder Kemper Investments, Inc., is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                      Schedule 1

                            VENATOR GROUP 401(k) PLAN

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                        Description of investment                               Cost         Market value
                        -------------------------                               ----         ------------
             *          Scudder Stable Value Fund                     $         3,882,226         3,882,226

             *          Scudder Growth and Income Fund                          9,778,111         9,943,881

             *          Scudder Stock Index Fund                                5,861,504         8,601,125

             *          Scudder Global Fund                                     4,658,157         4,828,232

             *          Scudder Pathway Balanced Portfolio                      1,159,422         1,198,445

             *          Scudder Managers Special Equity Fund                      612,939           838,667

             *          Scudder New England Guaranteed Fund                       232,822           232,822

             *          Venator Group Common Stock Fund                         4,269,553         2,732,830

             *          Participant loans receivable                              992,198           992,198
                                                                               ----------        ----------

                                                                      $        31,446,932        33,250,426
                                                                               ==========        ==========


             *  Denotes party-in-interest relationships.

                 See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange At of 1934, this annual report has been signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                               VENATOR GROUP 401(k) PLAN

                                               By:  /s/  Kimberly M. Mustin
                                                    -----------------------
                                                    Scudder Trust Company
                                                    Trustee of the Plan

     Date:  June 23, 2000

                               VENATOR GROUP, INC.

                                INDEX OF EXHIBITS

   Exhibit No. in item
   601 of Regulation S-K                                                   Description
   ---------------------                                                   -----------
           23                                                              Consent of Independent Auditors